                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                                OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                     For the fiscal year ended May 18, 1998

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                OF THE SECURITIES
                               EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                         COMMISSION FILE NUMBER:  1-4003


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  DRESSER INDUSTRIES, INC. STOCK PURCHASE PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            DRESSER INDUSTRIES, INC.
                                2001 Ross Avenue
                               Dallas, Texas 75201

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

FINANCIAL STATEMENTS
MAY 18, 1998 AND DECEMBER 31, 1997

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

INDEX TO PLAN FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                                                                          Page
                                                                          ----
Report of Independent Accountants                                          1

Plan Financial Statements:

  Statement of Net Assets Available for Benefits                           2

  Statement of Changes in Net Assets Available for Benefits                3

  Notes to Financial Statements                                            4-5

                       [PricewaterhouseCoopers Letterhead]


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Employee Benefits
Committee of the Dresser Industries, Inc.
Stock Purchase Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Dresser Industries, Inc. Stock Purchase Plan at May 18, 1998 and December 31, 1997, and the changes in its net assets available for benefits for the period from January 1, 1998 through May 18, 1998 and for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As more fully described in Note 1 to the financial statements, on September 18, 1997, the Employee Benefit Committee of Dresser Industries, Inc. (Dresser) voted to freeze the plan. As of May 18, 1998, all assets of the plan were merged into other defined contribution plans administered by Dresser.



/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
September 11, 1998

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                             MAY 18,     DECEMBER 31,
                                                              1998           1997
                                                          ------------   ------------
ASSETS
------
Due from Dresser Industries                               $          -   $      3,125
Dresser Industries, Inc. common stock at market
  (1998 - 0 shares; cost $0;
   1997 - 780,679 shares; cost $13,471,846)                          -     32,642,141
                                                          ------------   ------------

      Total assets                                                  -      32,645,266
                                                          ------------   ------------
LIABILITIES
-----------
Book overdraft                                                       -          2,749
                                                          ------------   ------------
 Net assets available for benefits                        $          -   $ 32,642,517
                                                          ------------   ------------
                                                          ------------   ------------


              See accompanying notes to financial statements.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                     PERIOD ENDED    YEAR ENDED
                                                        MAY 18,     DECEMBER 31,
                                                         1998           1997
                                                     ------------   ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
  Employees                                          $          -   $  1,090,023
  Employer                                                      -        218,563
                                                     ------------   ------------
      Total contributions                                       -      1,308,586
                                                     ------------   ------------
Investment income:
  Cash dividends on Dresser Industries, Inc.
   common stock                                           125,425        574,228
  Interest                                                      -         12,708
                                                     ------------   ------------
      Total investment income                             125,425        586,936
                                                     ------------   ------------
Other increases:
  Net appreciation in fair value of investments         4,927,128      8,798,927
                                                     ------------   ------------
      Total additions                                   5,052,553     10,694,449
                                                     ------------   ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants:
  Cash                                                      4,388          3,023
  Stock, at market                                      5,675,574      4,448,913
Transfers to other benefit plans                       32,015,108              -
                                                     ------------   ------------
      Total deductions                                 37,695,070      4,451,936
                                                     ------------   ------------

Net (decrease) increase                               (32,642,517)     6,242,513

Net assets available for benefits:
  Beginning of period/year                             32,642,517     26,400,004
                                                     ------------   ------------
  End of period/year                                            -   $ 32,642,517
                                                     ------------   ------------
                                                     ------------   ------------

             See accompanying notes to financial statements.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   STATUS OF THE PLAN

     On September 18, 1997, the Employee Benefit Committee (the Committee) of Dresser Industries, Inc. (Dresser) voted to freeze the Dresser Industries, Inc. Stock Purchase Plan (the Plan). Participant contributions ceased immediately following the last payroll period in 1997 and company contributions (including stock purchase discounts) ceased coincident with the cessation of participant contributions. All participation in the Plan froze such that no further employees became eligible to participate in the Plan from and after December 31, 1997. Subsequent to freezing the Plan, the Plan was merged into the Company's various 401(k) plans based upon participation eligibility in those plans and subject to specific provisions that may be required under applicable law and as determined to be appropriate by the Committee. Such mergers were effected April 1, 1998 and completed as of May 18, 1998.

2.   DESCRIPTION OF THE PLAN

     The Plan was established to assist eligible employees of Dresser to acquire and accumulate shares of common stock of Dresser through payroll deductions. Dresser supplemented the contributions of employees who had four or more years of service. Reference should be made to the Plan document for more complete information.

     Substantially all employees of Dresser having at least one year of employment with Dresser (as defined in the Plan document), except its officers and directors, were eligible to participate in the Plan. Employees represented by a union could participate only if eligibility is afforded to them as a result of collective bargaining. No employee could contribute to the Plan during the same calendar year quarter in which contributions were made to any other qualified defined contribution plan sponsored by Dresser other than a 401(k) plan.

     Amounts contributed by the participants and Dresser and cash dividends received from Dresser, if any, were transferred to a trust fund that purchased shares of common stock for the accounts of participants. Common stock of Dresser was purchased on a quarterly basis. At December 31, 1997, Dresser common stock, shown on the accompanying statement of net assets, included 10,981 shares issuable by Dresser based on contributions and investment earnings for the quarter then ended. These shares were issued on January 28, 1998.

     Common stock, plus cash for any partial share credited to a participant's account, were distributed to the participant (or the participant's designated beneficiary or estate) in full after the end of a quarter in which a participant became eligible for a distribution due to permanent disability, death, retirement, or termination of employment. Prior to termination of employment, shares could be distributed to a participant upon voluntary withdrawal from the Plan or for emergencies at the discretion of the Committee, as provided in the Plan document.

     The Plan's assets, which consisted principally of Dresser common stock, were held in safekeeping for custodial purposes by an independent bank. Contributions were managed by the trustee, which invested cash received, interest and dividend income, and made distributions to participants. Certain administrative functions were performed by officers or employees of Dresser. No such officer or employee received compensation from the Plan.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements of the Plan are presented on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments were recorded at market value, as determined by the average of the high and low sales prices of Dresser common stock on the last business day of the Plan quarter.

     Dividend income was applied to the purchase of stock in the quarter in which the dividend was declared for participants who had balances as of the date of record.

     EXPENSES

     Dresser paid all of the Plan's administrative expenses.

4.   TAX STATUS OF THE PLAN

     Management believes the Plan is qualified under section 401(a) of the Internal Revenue Code and, therefore, the trust is exempt from taxation under section 501(a). Subsequent to the decision to freeze the assets of the Plan, the Internal Revenue Service granted a favorable letter of determination to the Plan on July 17, 1998. Generally, employer contributions to a qualified plan are deductible by Dresser when made. Earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

     Management believes the Plan is qualified under the applicable sections of the Internal Revenue Code and ERISA. The Plan has complied with the fidelity bonding requirements of ERISA.

5.   PARTICIPANTS WITHDRAWN AT YEAR-END

     At December 31, 1997, Plan assets totaling $6,605 relate to participants who had withdrawn from the Plan but had not yet been paid.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Purchase Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                     DRESSER INDUSTRIES, INC.
                     STOCK PURCHASE PLAN


                     /s/ Paul Bryant
                     ---------------------------
                     Paul Bryant, Chairman
                     Stock Purchase Plan Committee


September 22, 1998

                                  EXHIBIT INDEX



EXHIBIT NO.    DESCRIPTION OF EXHIBIT
-----------    ----------------------
23             Consent of Independent Accountants